CUSIP NO. 62758B109
Page 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

MUSICLAND STORES CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

62758B109
(CUSIP Number)

Alfred Teo, Alpha Industries, Inc.
 Page & Schuyler Avenues, P. O. Box 808
Lyndhurst, NJ  07071
(201) 933-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:  ___________.

Check the following box if a fee is being paid with the statement _______________. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


SCHEDULE 13D
CUSIP NO. 62758B109
Page 2

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 62758B109
Page 3

1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	M.A.A.A. Trust FBO Mark, Andrew, Alan and Alfred Teo, Jr.
	Annie Teo and Teren Seto Handelman, Co-Trustees
	IRS #22-6584856

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
											(a)____
											(b) XX

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	00 - Trust Funds

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 	_______
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.	SOLE VOTING POWER:  419,000 shares
8.	SHARED VOTING POWER
9.	SOLE DISPOSITIVE POWER:  419,000 shares
10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:  419,000 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*:	________

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.22%

14.	TYPE OF REPORTING PERSON*: 00 - Trust

SCHEDULE 13D
CUSIP NO. 62758B109
Page 4

1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Alfred S. Teo and Annie Teo, Joint Tenants with Rights of
	of Survivorship
	Alfred Teo:  SSN:  ###-##-####
	Annie Teo:   SSN:  ###-##-####

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
											(a)____
											(b) XX
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 	________
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.	SOLE VOTING POWER:  3,864,500 shares
8.	SHARED VOTING POWER
9.	SOLE DISPOSITIVE POWER:  3,864,500 shares
10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:  3,864,500 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*:	________

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  11.27%

14.	TYPE OF REPORTING PERSON*: I

SCHEDULE 13D
CUSIP NO. 62758B109
Page 5

1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Alpha Industries, Inc. Retirement Plan dated January 1, 1984
	Alfred Teo, Trustee
	IRS I.D. #22-2408251

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
											(a)____
											(b) XX
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	00 - Trust Funds

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 	_______
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.	SOLE VOTING POWER:  10,000 shares
8.	SHARED VOTING POWER
9.	SOLE DISPOSITIVE POWER:  10,000 shares
10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:  10,000 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*:	________

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .03%

14.	TYPE OF REPORTING PERSON*: 00 - Trust



SCHEDULE 13D
CUSIP NO. 62758B109
Page 6

1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Alpha Technologies, Inc.
	IRS I.D. #22-301576

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
											(a)____
											(b) XX

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 	________
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.	SOLE VOTING POWER:  20,000 shares
8.	SHARED VOTING POWER
9.	SOLE DISPOSITIVE POWER:  20,000 shares
10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:  20,000 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*:	________

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .06%

14.	TYPE OF REPORTING PERSON*: CO

SCHEDULE 13D
CUSIP NO. 62758B109
Page 7

1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Lambda Financial Service Corp.
	IRS I.D. #22-2899749

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
											(a)____
											(b) XX

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 	________
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.	SOLE VOTING POWER:  290,000 shares
8.	SHARED VOTING POWER
9.	SOLE DISPOSITIVE POWER:  290,000 shares
10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:  290,000 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*:	________

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .84%

14.	TYPE OF REPORTING PERSON*: CO




CUSIP NO. 62758B109
Page 8





	SCHEDULE 13D






	CUSIP NO. 62758B109








Item 1.	Security and Issuer



No Par Value Common Stock

Musicland Stores Corp.

Jack W. Eugster, Chairman of the Board, President, CEO
10400 Yellow Circle Drive
Minnetonka, MN   5534

SCHEDULE 13D
CUSIP NO. 62758B109
Page 9

ITEM 2.  IDENTITY AND BACKGROUND

I.	M.A.A.A. TRUST FBO MARK, ANDREW, ALAN & ALFRED TEO, JR.,
ANNIE TEO AND TEREN SETO HANDELMAN, CO-TRUSTEES

(a)	M.A.A.A. Trust FBO Mark, Andrew, Alan & Alfred Teo, Jr.

(b)	Place of organization:  783 West Shore Drive, Kinnelon, NJ
07405

(c)	Principal business:  Trust

(d)	During the last five (5) years, neither Mark Teo, Andrew Teo,
Alan Teo, Alfred Teo, Jr., Annie Teo nor Teren Seto Handelman have been convicted in a criminal proceeding.

(e)	During the last five (5) years, neither Mark Teo, Andrew Teo,
Alan Teo, Alfred Teo, Jr., Annie Teo nor Teren Seto Handelman have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

II.	ALFRED TEO AND ANNIE TEO, JOINT TENANTS WITH RIGHTS OF
SURVIVORSHIP

(a)	Alfred Teo and Annie Teo, husband and wife

(b)	Residence:  783 West Shore Drive, Kinnelon, NJ 07405

(c)	Annie Teo is a homemaker and interior decorator, being the
Director, President and Treasurer of TUK Associates, Inc. of Kinnelon, New Jersey. Annie Teo is also a Building Manager. Alfred Teo is engaged in the manufacture and distribution of plastics and plastic products. Both Annie Teo and Alfred Teo have interests in various partnerships and other entities holding title to real property. Alfred Teo holds the below described offices in the following corporations, all of which are manufacturers and distributors of plastics and plastic products:

SCHEDULE 13D
CUSIP NO. 62758B109
Page 10

	Chairman, President and Director :
	Sigma Extruding Corp.
	Page & Schuyler Avenues, Lyndhurst, New Jersey 07071

	Chairman, President and Director:
	Omega Extruding Corp. of California
	9614 Lucas Ranch Road, Rancho Cucamonga,	California   91730

	Chairman, President and Director:
	Omega Plastic Corp.
	Page & Schuyler Avenues, Lyndhurst, New Jersey 	07071

	Chairman, President and Director:
	Beta Plastics Corp.
	120 Amor Avenue, Carlstadt, New Jersey 07072

	Chairman, Executive Vice President, Secretary	and Director:
	Delta Plastics Holding Corp. (a Delaware Corporation)
	560 Ferry Street, Newark, New Jersey 07105

	Chairman, Executive Vice President, Secretary and Director:
	Delta Plastics Corporation (a New Jersey Corporation)
	560 Ferry Street, Newark, New Jersey 07105

	Chairman, Executive Vice President, Secretary and Director:
	Delta Plastics Corporation (a Massachusetts Corporation)
	560 Ferry Street, Newark, New Jersey 07105

	Chairman, Executive Vice President, Secretary	and Director:
	Delta Plastics Corporation (a Georgia Corporation)
	560 Ferry Street, Newark, New Jersey 07105

	Chairman, Executive Vice President, Secretary and Director:
	Delta Plastics Corp. of Illinois
	1650 East 95th Street, Chicago, Illinois 60617

	Chairman, Executive Vice President, Secretary and Director:
	Delta Plastics Corp. of North Carolina
	1206 Traywick Road, Marshville, North Carolina 28103

SCHEDULE 13D
CUSIP NO. 62758B109
Page 11

	Chairman, Chief Executive Officer, Vice President, Treasurer and Director:
	Alpha Industries, Inc.
	Page & Schuyler Avenues, Lyndhurst, New Jersey 07071

	Chairman, Co-Chief Executive Officer, Treasurer, Secretary and Director:
	Zeta Consumer Products Corp.
	Macomb, Illinois

Alfred Teo also holds the offices of President, Treasurer and Chairman of the Board of Directors of Lambda Financial
Service Corp., Page & Schuyler Avenues, Lyndhurst, New
Jersey. This corporation is in the business of financial services.

Alfred Teo also holds the offices of Secretary, Treasurer and Chairman of the Board of Directors of Alpha Technologies,
Inc., 88 Centennial Avenue, Piscataway, New Jersey. This corporation is a computer network company.

Alfred Teo also holds the offices of President and Director of Red Line Express Corp., Page & Schuyler Avenues,
Lyndhurst, New Jersey. This corporation is in the business of intra-state and inter-state trucking.

Alfred Teo also holds the offices of Secretary, Treasurer and Chairman of the Board of Directors of Discount Packaging
Corp., 50 Grafton Avenue, Newark, New Jersey 07104. This corporation is in the packaging business.

Alfred Teo also holds the offices of Chairman, President and Director of M & E Packaging Corp., Page & Schuyler Avenues,
Lyndhurst, New Jersey 07071. This corporation is in the packaging business.

Alfred Teo also holds the offices of Chairman of the Board, Secretary and Director of Fidelity Service Corp., Page &
Schuyler Avenue, Lyndhurst, New Jersey 07071. This corporation is in the warehousing business.

SCHEDULE 13D
CUSIP NO. 62758B109
Page 12

Alfred Teo also holds the office of Secretary, Chairman of the Board of Directors and Director of Hillman's, The Eye
Care Company, Inc., 125 Route 46 West, Totowa, New Jersey
07512.  This corporation is in the eye care business.

Alfred Teo also holds office of Chairman of the Board of Directors and Chief Executive Officer of Tucker Housewares
Corp., 150 Clove Road, Little Falls, New Jersey.

Alfred Teo also holds office of Chairman of the Board of Directors and Chief Executive Officer of Essex Plastics
Corp., Pompono Beach, Florida.

Alfred Teo is a member of the Board of Directors of Fleet
Bank, N.A., 1 Exchange Place, Jersey City, New Jersey.

Alfred Teo is a member of the Board of Directors of American
Banknote Corporation, 200 Park Avenue, 49th Floor, New York,
NY  10166.

Alfred Teo is a member of Board of Trustees of St. Joseph's
Hospital Foundation, 703 Main Street, Paterson, New Jersey.

Alfred Teo is a member of the Board of Trustees of Stevens
Institute of Technology, Castle Point on Hudson, Hoboken, New
Jersey

(d)	During the last five (5) years, neither Alfred Teo nor Annie
Teo have been convicted in a criminal proceeding.

(e)	During the last five (5) years, neither Alfred Teo nor Annie
Teo have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Alfred Teo and Annie Teo are United States citizens.


SCHEDULE 13D
CUSIP NO. 62758B109
Page 13

III.	ALPHA INDUSTRIES, INC. RETIREMENT PLAN

(a)	Alpha Industries, Inc. Retirement Plan dated January 1, 1984,
Alfred Teo, Trustee

(b)	Place of Organization:  Page & Schuyler Avenues, Lyndhurst,
New Jersey 07071

(c)	Principal business:  Trust

(d)	During the last five (5) years, Alfred Teo has not been
convicted in a criminal proceeding.

(e)	During the last five (5) years, Alfred Teo has not been a
party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Alfred Teo is a U.S. citizen.

IV.	ALPHA TECHNOLOGIES, INC.

(a)	Alpha Technologies, Inc., a Corporation of the State of New
Jersey

(b)	Business Address: 88 Centennial Avenue, Piscataway, New
Jersey

(c)	Principal business:  computer consulting and sales.

(d)	During the last five (5) years, the Corporation has not been convicted in a criminal proceeding.

(e)	During the last five (5) years, the Corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
SCHEDULE 13D
CUSIP NO. 62758B109
Page 14


(f)	Not applicable

V.	LAMBDA FINANCIAL SERVICE CORP.

(a)	Lambda Financial Service Corp., Corporation of the
	State of New Jersey

(b)	Business Address:  Page & Schuyler Avenues,
	Lyndhurst, New Jersey  07071

(c)	Principal business:  financial services

(d)	During the last five (5) years, the Corporation has not been convicted in a criminal proceeding.

(e)	During the last five (5) years, the Corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used by Alfred Teo and Annie Teo in making the purchases was personal funds. The source of funds used by M.A.A.A. Trust and Alpha Industries, Inc. Retirement Plan was trust funds. The source of funds used by Alpha Technologies, Inc. was corporate funds. The source of funds used by Lambda Financial Service Corp. was corporate funds. The aggregate amount of funds used in making the purchases including brokerage commissions and other costs of execution through the close of business on September 30, 1997 was:


SCHEDULE 13D
CUSIP NO. 62758B109
Page 15

	M.A.A.A. Trust FBO Mark,			                	$ 1,297,626.25
	Andrew, Alan & Alfred Teo, Jr.

	Alfred Teo and Annie Teo,
	Joint Tenants with Rights
	of Survivorship						                       $10,372,762.50

	Alpha Industries, Inc.				                  $    22,805.00
	 Retirement Plan

	Alpha Technologies, Inc.				                $   	44,906.25

	Lambda Financial Service Corp.			           $ 1,408,475.00


		Total							                               $13,146,575.00

ITEM 4.   PURPOSE OF TRANSACTION

The acquisition of the securities of the issuer was made for the purpose of investment and to work with management to enhance the shareholders' value.

(a)	The reporting persons may acquire additional securities of
the issuer or dispose of securities of the issuer from time to time;

(b)	The reporting persons have no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	The reporting persons have no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	The reporting persons have no plans or proposals which relate to or would result in any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;


SCHEDULE 13D
CUSIP NO. 62758B109
Page 16

(e)	The reporting persons have no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the issuer;

(f)	The reporting persons have no plans or proposals which relate to or would result in any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	The reporting persons have no plans or proposals which relate to or would result in any changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	The reporting persons have no plans or proposals which relate to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

(i)	The reporting persons have no plans or proposals which relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	The reporting persons have no plans or proposals which relate to or would result in any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	As of the close of business on September 30, 1997, the
aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 is as follows:

SCHEDULE 13D
CUSIP NO. 62758B109
Page 17

								                           Number		         Percentage
	       Name				                  	of Shares        of Class

	M.A.A.A. Trust FBO Mark,
	Andrew, Alan & Alfred Teo, Jr.	  	  419,000		          1.22%

	Alfred Teo and Annie Teo,
	Joint Tenants with Rights
	of Survivorship				              	3,864,500        		 11.27%

	Alpha Industries, Inc.
	 Retirement Plan				                 10,000		          0.03%

	Alpha Technologies, Inc.			          20,000	           0.06%

	Lambda Financial Service Corp.	     290,000        		  0.84%

		Total				                      		4,603,500           13.42%

	Note: Percentage of Class is based on 34,301,956 shares outstanding as reported in the 10Q last filed by the Issuer with the Securities Exchange Commission.

(b)
	1.	Alfred Teo and Annie Teo hold the shares listed next to
their names in paragraph (a) above as "joint tenants with rights of survivorship" and, as such, jointly share the power to vote or direct the vote, dispose of or direct the disposition of their shares.

	2.	Alfred Teo holds an authorization to trade securities
on behalf of M.A.A.A. Trust and may therefore direct the disposition of the shares of the issuer held by this Trust.

	3.	Alfred Teo is the Trustee of the Alpha Industries, Inc.
Retirement Plan dated January 1, 1984, and therefore has sole power to vote or direct the vote, dispose of or direct the disposition of the shares of the issuer held by this Retirement Plan.

SCHEDULE 13D
CUSIP NO. 62758B109
Page 18

	4.	Alfred Teo holds a 50% interest in Alpha Technologies,
Inc. and may participate in voting or directing the vote, disposing of or directing the disposition of the shares of the issuer held by this corporation, but he does not control the power to vote, direct the vote, dispose of or direct the disposition of the shares of the issuer held by this corporation.

	5.	Alfred Teo holds the controlling interest in Lambda
Financial Service Corp. and therefore has sole power to vote or direct the vote, dispose of or direct the disposition of the shares of the issuer held by this corporation.

(c)	Transactions in the class of securities reported that were
effected in the last sixty (60) days are shown on Exhibit A attached hereto and consisting of pages 21 through 26.

(d)	Where an interest relates to more than five (5%) percent of
the class, persons having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities are the same persons identified in paragraph (b) above.

(e)	Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
		RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

SCHEDULE 13D
CUSIP NO. 62758B109
Page 19

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f)) and no written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other mater as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

STATEMENT PURSUANT TO RULE 13(d)-4

The undersigned reporting persons hereby declare that the filing of this statement shall not be construed as an admission that one or more of such reporting persons is(are), for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner or owners of any of the securities covered by this statement.


SCHEDULE 13D
CUSIP NO. 62758B109
Page 20

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 3, 1997        /s/	Alfred Teo, Individually



Dated: October 3, 1997       /s/ 	Annie Teo, Individually


Dated: October 3, 1997       /s/		Annie Teo, Trustee of the
                           							M.A.A.A. Trust


Dated: October 3, 1997       /s/ 	Teren Seto Handelman, Trustee
                           							of the M.A.A.A. Trust


Dated: October 3, 1997       /s/  Alfred Teo, Trustee of the
				                           			Alpha Industries, Inc.
                           							Retirement Plan


Dated: October 3, 1997       /s/ 	Alfred Teo, Chairman of the
				                            		Board of Directors of
                           							Alpha Technologies, Inc.


Dated: October 3, 1997       /s/		Alfred Teo, Chairman of the
				                           			Board of Directors and
                           							President of Lambda Financial
                           							Service Corp.



SCHEDULE 13D
CUSIP NO. 62758B109
Page 21

A/C:  MAAA TRUST FBO

DATE		TRANS      LOT/ID   QUANTITY		TRD PRC  	AMT/PRIN
	    	LONG

8/4/97	BUY	      L 001	  50000.00   	3.625	  181750.00

8/6/97	BUY	      L 001	   6000.00   	3.813  	 22935.00

8/6/97	BUY	      L 002	    400.00   	3.625	    1454.00

8/6/97	BUY	      L 003	  33600.00   	3.875	  130536.00

8/6/97	BUY	      L 004	  10000.00	   3.938  	 39475.00

8/7/97	BUY	      L 001	   5000.00    4.688    23487.50

9/11/97	BUY      L 001	  15000.00    6.688	  100462.50

9/11/97	BUY      L 002	   6500.00    6.875	   44752.50

9/11/97	BUY	     L 003  	 14500.00  	6.813	   98926.25

9/11/97	BUY	     L 004	   7000.00	   6.750	   47320.00

9/11/97	BUY	     L 005	   1900.00	   6.563	   12487.75

9/11/97	BUY	     L 006	  12600.00	   6.625	   83601.00

9/12/97	BUY	     L 001	   1500.00   	7.000	   10515.00

9/12/97	BUY	     L 002	   3000.00	   7.063	   21217.50

9/12/97	BUY	     L 003	   2000.00	   6.938	   13895.00


SCHEDULE 13D
CUSIP NO. 62758B109
Page 22

A/C:  ALFRED S. TEO & ANNIE TEO JT. TEN

DATE   	TRANS    LOT/ID   QUANTITY  	TRD PRC	  AMT/PRIN
7/31/97	BUY      L 001	   50000.00	  3.813   	191125.00
8/01/97	BUY	     L 001	   51000.00	  3.625	   185385.00
8/01/97	BUY 	    L 002	    2000.00	  3.688	     7395.00
8/01/97	BUY      L 003	     500.00  	3.688	     1848.75
8/04/97	BUY	     L 001	   29000.00	  3.625	   105415.00
8/05/97	BUY	     L 001	   29200.00	  3.625	   106142.00
8/06/97	BUY	     L 001	   23700.00  	3.938	    93555.75
8/06/97	BUY	     L 002	  125000.00  	4.000	   501250.00
8/07/97	BUY	     L 001	    3000.00	  4.625	    13905.00
8/07/97	BUY	     L 002	    6000.00	  4.188	    25185.00
8/7/97	 BUY      L 003    60000.00	  4.250	   255600.00
8/7/97 	BUY	     L 004	    3000.00  	4.375	    13155.00
8/7/97	 BUY	     L 005	    7000.00	  4.500	    31570.00
8/7/97	 BUY	     L 006	   10500.00	  4.563	    48011.25
8/7/97	 BUY	     L 007	    7000.00	  4.688	    32883.00
8/7/97	 BUY      L 008	    8000.00	  4.625	    37080.00
8/8/97 	BUY	     L 001	   10500.00	  4.188	    44073.75
8/8/97 	BUY	     L 002	    1000.00	  4.063	     4072.50
8/8/97	 BUY	     L 003	    6000.00  	4.438	    26685.00
8/11/97	BUY	     L 001	    1000.00	  4.375      4385.00
8/11/97	BUY	     L 002	    2000.00  	4.313	     8645.00
8/11/97	BUY	     L 003	   53500.00	  4.250	   227910.00
8/11/97	BUY	     L 004	   29800.00	  4.438	   132535.50
8/12/97	BUY	     L 001	  121200.00	  4.500   	546612.00
8/12/97	BUY	     L 002	     500.00	  4.563	     2286.25
8/12/97	BUY	     L 003	   59000.00	  4.438   	262402.50
8/14/97	BUY 	    L 001	   42500.00  	4.000	   170425.00
8/14/97	BUY	     L 002	    9100.00	  4.125	    37628.50
8/14/97	BUY	     L 003	    6000.00	  4.000   	 24060.00
8/14/97 BUY    	 L 004     2000.00  	3.938	     7895.00
8/14/97	BUY	     L 005	    8100.00	  3.875	    31468.50
8/14/97	BUY	     L 006	    1000.00	  4.000	     4010.00
8/14/97	BUY	     L 007	    2500.00  	4.063	    10181.25
8/14/97	BUY	     L 008	   11000.00	  4.125	    45485.00
8/15/97	BUY	     L 001	    3400.00  	4.125   	 14059.00
8/15/97	BUY	     L 002	   50000.00	  4.000	   200500.00
8/19/97	BUY	     L 001	   18100.00	  4.000	    72581.00
8/19/97	BUY	     L 002	    5500.00  	3.938	    21711.25


SCHEDULE 13D
CUSIP NO. 62758B109
Page 23

8/20/97	BUY	    L 001	    21000.00	  4.000	    84210.00
8/20/97	BUY	    L 002	     1000.00  	3.938	     3947.50
8/22/97	BUY	    L 001	    16000.00	  4.000	    64160.00
8/26/97	BUY	    L 016  	  35500.00	  4.875	   173417.50
8/26/97	BUY	    L 017	     1000.00	  4.438	     4447.50
8/26/97	BUY	    L 018	     9000.00	  4.500   	 40590.00
9/4/97 	BUY	    L 001	     7000.00  	5.688	    39882.50
9/4/97	 BUY	    L 002	    28000.00  	5.750	   161280.00
9/4/97	 BUY	    L 003	    11500.00	  5.813	    66958.75
9/8/97	 BUY	    L 001	    13000.00	  6.875	    89505.00
9/8/97	 BUY	    L 002	     4200.00	  6.81	     28654.50
9/8/97 	BUY	    L 003	     5000.00  	7.125	    35675.00
9/8/97 	BUY	    L 004	     5000.00	  7.063	    35362.50
9/8/97	 BUY	    L 005	    15700.00	  7.000   	110057.00
9/8/97	 BUY	    L 006	     3400.00	  6.938	    23621.50
9/10/97	BUY	    L 001	     5100.00	  6.875	    35113.50
9/10/97	BUY	    L 002	     4300.00	  6.813	    29336.75
9/10/97	BUY	    L 003	      700.00  	6.750	     4732.00
9/10/97	BUY	    L 004	    10000.00	  6.938	    69475.00
9/10/97	BUY	    L 005	    10200.00  	7.000	    71502.00
9/15/97	BUY	    L 001	    26500.00  	7.125   	189077.50
9/15/97	BUY	    L 002	     6500.00	  7.250   	 47190.00
9/15/97	BUY	    L 003	     9000.00  	7.188	    64777.50
9/15/97	BUY	    L 004	     5000.00	  7.063	    35362.50
9/15/97	BUY	    L 005	    20000.00  	7.000	   140200.00
9/16/97	BUY   	 L 001	    15500.00 	 7.000	   108655.00
9/16/97	BUY	    L 002	      500.00	  6.938	     3463.75
9/18/97	BUY	    L 001	     2800.00	  6.688	    18753.00
9/18/97	BUY	    L 002	      500.00	  6.813	     3411.25
9/18/97	BUY	    L 003	     5500.00	  6.875	    37867.50
9/19/97	BUY	    L 001	     5000.00	  6.750	    33800.00
9/19/97	BUY   	 L 002	     8500.00	  6.688	    56928.75
9/19/97	BUY	    L 003	     6500.00   6.625	    43127.50
9/19/97	BUY	    L 004	      500.00	  6.750	     3380.00
9/22/97	BUY	    L 001	     1000.00	  6.563	     6572.50
9/22/97	BUY	    L 002	      900.00	  6.625	     5971.50
9/22/97	BUY	    L 003	      600.00	  6.625	     3981.00
9/24/97	BUY	    L 001	     1000.00  	6.563	     6572.50
9/24/97	BUY	    L 002	     2700.00	  6.500	    17577.00


SCHEDULE 13D
CUSIP NO. 62758B109
Page 24

A/C:  ALPHA INDUSTRIES RETIREMENT PLAN

DATE		TRANS     LOT/ID	    QUANTITY		 TRD PRC	   AMT/PRIN
     	LONG

NO TRADES IN THE LAST 60 DAYS

SCHEDULE 13D
CUSIP NO. 62758B109
Page 25


A/C:  ALPHA TECHNOLOGY CORP.

DATE	  	TRANS     LOT/ID	    QUANTITY	  	TRD PRC   	AMT/PRIN
        LONG

9/18/97	BUY	      L 001	       300.00  		6.750	      2028.00

9/18/97	BUY	      L 002	       700.00  		6.688	      4688.25


SCHEDULE 13D
CUSIP NO. 62758B109
Page 26

A/C:  LAMBDA FINANCIAL SERVICE CORP.

DATE		TRANS       LOT/ID	    QUANTITY		   TRD PRC	   AMT/PRIN
      LONG

8/25/97	BUY	      L 001	     4900.00	     4.375	     21486.50

8/25/97	BUY	      L 002	    57700.00	     4.250	    245802.00

8/25/97	BUY	      L 003	     2000.00	     4.188	      8395.00

8/25/97	BUY	      L 004	    13100.00     	4.125	     54168.50

8/25/97	BUY	      L 005	     2000.00     	4.313	      8645.00

8/26/97	BUY	      L 001	    38500.00     	5.250    	202510.00

8/26/97	BUY	      L 002	    29300.00	     5.188	    152286.75

8/26/97	BUY	      L 003	     2400.00	     5.125    	 12324.00

8/26/97	BUY	      L 004	    75000.00     	5.000	    375750.00

8/26/97	BUY	      L 005	    14100.00	     5.000	     70641.00

8/26/97	BUY	      L 006	    12300.00     	4.938	     60854.25

8/26/97	BUY	      L 007	     2500.00     	4.813	     12056.25

8/26/97	BUY	      L 008	    11300.00	     4.750    	 53788.00

8/26/97	BUY	      L 009	      900.00	     4.688	      4227.75

8/26/97	BUY	      L 010	      900.00     	4.375	      3946.50

8/26/97	BUY	      L 011	    12500.00     	4.375	     54812.50

8/26/97	BUY	      L 012	     2000.00	     4.313	      8645.00

9/18/97	BUY	      L 001	     8600.00	     6.750	     58136.00